FOR IMMEDIATE RELEASE

                 YOGEN FRUZ WORLD-WIDE INCORPORATED MERGER WITH
                        INTEGRATED BRANDS INC. COMPLETED

Toronto, Canada, March 19, 1998 - The merger of Integrated Brands Inc. (NASDAQ:
IBIN) with Yogen Fruz Acquisitions Corp., a wholly-owned subsidiary of Yogen Fruz World-Wide Incorporated, was completed today, subject to the issuance of certificates of merger by the corporate regulatory authorities in the State of New Jersey and the State of Delaware. These certificates of merger are expected to be issued later today and to be dated as of March 18, 1998. Shareholders of Integrated Brands received for each of their shares, at their election, either
0.557266 multiple voting shares or 0.585129 subordinate voting shares. In addition, Yogen Fruz effected a capital reorganization creating multiple voting shares and subordinate voting shares and changing each of its common shares into, at the election of the holder, either one (1.0) multiple voting share or one and five one-hundredths of one (1.05) subordinate voting shares and it continued to Nova Scotia, both of which were conditions to the merger. Any election by Yogen Fruz shareholders to receive Multiple Voting Shares was required to be received on or before 5:00 p.m. on February 27, 1998. Any election by Integrated Brands shareholders to receive Multiple Voting Shares was required to be received on or before 5:00 p.m. on March 11, 1998. Pursuant to the reorganization and merger, subject to adjustment on account of fractional shares, Yogen Fruz's issued and outstanding share capital is 35,018,248 subordinate voting shares and 7,464,949 multiple voting shares.

It is expected that the subordinate voting shares will be listed on The Toronto Stock Exchange under the symbol "YF.A" at the opening on or about Monday, March 23, 1998. Before such date, trading in the common shares will represent the entitlement to receive 1.05 subordinate voting shares. The multiple voting shares will not be listed on The Toronto Stock Exchange. Integrated Brands has ceased to be quoted for trading on NASDAQ as of today and former shareholders of Integrated Brands are now shareholders of Yogen Fruz.

As a result of the reorganization and merger, The Serruya Family Trust and 1082272 Ontario Inc., a company controlled by The Serruya Family Trust, beneficially own, on behalf of Michael Serruya and Aaron Serruya, 4,733,332 multiple voting shares of Yogen Fruz. Michael Serruya and Aaron Serruya own 56,000 and 50,749 subordinate voting shares, respectively. In addition, Richard
E. Smith beneficially owns 1,419,467 multiple voting shares and options to purchase 400,000 subordinate voting shares; David Smith beneficially owns 288,106 multiple voting shares and options to purchase 179,548 multiple voting shares and options to purchase 436,921 subordinate voting shares; and David Stein beneficially owns 45,138 multiple voting shares and options to purchase 174,548 multiple voting shares. The above parties have entered into an agreement pursuant to which, among other things, each has agreed to support each other's nominees to the board of directors of Yogen Fruz. Messrs. Smith, Smith and Stein were the principal principals of Integrated Brands.

Integrated Brands Inc. markets, sells and distributes Tropicana(R) frozen desserts, as well as a variety of other branded frozen dessert products, under the Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R), Lucky Charms(R) and Yoo Hoo(R) brand names, pursuant to long-term exclusive license agreements. The Company, directly and through subsidiaries, also operates, franchises and licenses Swensen's(R), Steve's(R) and triple trademark frozen dessert stores throughout the United States and certain foreign countries.

Yogen Fruz World-Wide Inc., the world's largest franchisor of frozen yogurt outlets, operates a Family of Brands, including Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R) Ice Cream and Premium Frozen Yogurt, Golden Swirl(R), Paradise(R), Ice Cream Churn(R) and Java Coast(R) Fine Coffees.

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For further information, contact:

Michael Serruya                             Richard E. Smith
Chairman, President & CEO                   Chairman and CEO
Yogen Fruz World-Wide Inc.                  Integrated Brands Inc.
Tel: 905-479-8762, Fax: 905-479-5235        Tel: 516-737-9700, Fax: 516-737-9762